As filed with the Securities and Exchange Commission on
                                January 28, 2000

                             Registration No. ______
             ======================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                                    Form S-6
                                 ---------------

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2
                                ----------------

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT I
                           (EXACT NAME OF REGISTRANT)
                                ----------------

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                                   (Depositor)
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814
                                ----------------

                   Robert-John H. Sands Senior Vice President
                     Corporate Secretary and General Counsel

                     Acacia National Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, MD 20855
                                -----------------

Title of Securities Being Registered: SECURITIES OF UNIT INVESTMENT TRUST

Approximate Date Of Proposed Public offering: As soon as practicable after the effective date of the Registration Statement.

Flexible Premium Variable Life Insurance Policies--Registration of an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2
                               AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2     CAPTION IN PROSPECTUS
-----------     ---------------------
      1         Cover Page
      2         Cover Page
      3         Not Applicable
      4         Distribution of the Policies
      5         Acacia National Life Insurance Company - Separate Account I
      6         Acacia National Life Insurance Company - Separate Account I
      7         Not Required
      8         Not Required
      9         Legal Proceedings
     10         Summary; Addition, Deletion of  Substitution  of Investments;
                Policy  Benefits; Policy Rights; Payment  and  Allocation of
                Premiums; General Provisions; Voting Rights
     11         Summary; The Funds
     12         Summary; The Funds
     13         Summary; The Funds - Charges and Deductions
     14         Summary; Payment and Allocation of Premiums
     15         Summary; Payment and Allocation of Premiums
     16         Summary; The Alger  American  Fund,  BT  Insurance  Funds Trust,
                Calvert Variable  Series,  Inc., Fidelity  Management & Research
                Company, Franklin  Templeton  Variable Insurance Products Trust,
                Neuberger Berman Advisers Management Trust, Oppenheimer Variable
                Account Funds, and Van Eck Worldwide Insurance Trust
     17         Summary, Policy Rights
     18         The Alger  American  Fund, BT  Insurance  Funds  Trust,  Calvert
                Variable Series, Inc., Fidelity  Management & Research  Company,
                Franklin Templeton Variable Insurance Products Trust,  Neuberger
                Berman Advisers  Management Trust, Oppenheimer  Variable Account
                Funds, and Van Eck Worldwide Insurance Trust
     19         General Provisions; Voting Rights
     20         Not Applicable
     21         Summary; Policy Rights, Loan Benefits; General Provisions
     22         Not Applicable
     23         Safekeeping of the Separate Account's Assets
     24         General Provisions
     25         Acacia National Life Insurance Company
     26         Not Applicable
     27         Acacia National Life Insurance Company
     28         Executive Officers and Directors of ANLIC; Acacia National Life
                Insurance Company
     29         Acacia National Life Insurance Company
     30         Not Applicable
     31         Not Applicable
     32         Not Applicable
     33         Not Applicable
     34         Not Applicable
     35         Not Applicable
     36         Not Required
     37         Not Applicable
     38         Distribution of the Policies
     39         Distribution of the Policies
     40         Distribution of the Policies
     41         Distribution of the Policies

ITEM NO. OF
FORM N-8B-2     CAPTION IN PROSPECTUS
------------    -----------------------
     42         Not Applicable
     43         Not Applicable
     44         Cash Value, Payment and Allocation of Premium
     45         Not Applicable
     46         The Funds; Cash Value
     47         The Funds
     48         State Regulation of ANLIC
     49         Not Applicable
     50         The Separate Account
     51         Cover Page; Summary; Policy Benefits; Payment and Allocation of
                Premiums, Charges and Deductions
     52         Addition, Deletion or Substitution of Investments
     53         Summary; Federal Tax Matters
     54         Not Applicable
     55         Not Applicable
     56         Not Required
     57         Not Required
     58         Not Required
     59         Financial Statements

                                     ACACIA NATIONAL LIFE INSURANCE COMPANY LOGO

PROSPECTUS

                                                           Acacia National Life
                                                           Insurance Company
                                                           7315 Wisconsin Avenue
                                                           Bethesda, MD 20814

Executive Select -- A Flexible Premium Variable Universal Life
Insurance Policy issued by Acacia National Life Insurance Company
--------------------------------------------------------------------------------

Executive Select is a flexible premium variable universal life insurance Policy ("Policy"), issued by Acacia National Life Insurance Company ("ANLIC"). The Policy is designed primarily for an employer who is seeking a cost-effective and tax-efficient means of informally funding a non-qualified deferred compensation plan for its key executives. Like traditional life insurance policies, an Executive Select Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, Executive Select lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

An Executive Select Policy is different from traditional life insurance policies in another important way: the Policy Owner selects how Policy premiums will be invested. Although the Policy guarantees a minimum Death Benefit as long as the Policy remains in force, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through Executive Select include investment portfolios from The Alger American Fund, BT Insurance Funds Trust, Calvert Variable Series, Inc., Fidelity Management & Research Company, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, and Van Eck Worldwide Insurance Trust. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this Executive Select prospectus. You may also choose to allocate premium payments to the Fixed Account managed by ANLIC.

An Executive Select Policy will be issued after ANLIC accepts a prospective Policy Owner's application. Generally, an application must specify a Death Benefit no less than $100,000 ($50,000 if the Term Coverage Rider is attached to the Policy). Policies are available on individuals ages 18 to 65 at the time of purchase if guaranteed or simplified underwriting is used and ages 18 to 85 with regular underwriting. An Executive Select Policy, once purchased, may generally be canceled within 10 days after you receive it.

This Executive Select prospectus is designed to assist you in understanding the opportunities and risks associated with the purchase of an Executive Select Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the Executive Select Policy, information about ANLIC, a list of the investment portfolios to which you may allocate premium payments, and a detailed description of the Executive Select Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through this Policy.

Although the Executive Select Policy is designed to provide life insurance, an Executive Select Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of an Executive Select Policy involves investment risk, including the possible loss of principal. For this reason, Executive Select may not be suitable for all businesses. A Policy provides employers with a means of funding non-qualified deferred compensation plans for their key associates. It may not be advantageous to purchase an Executive Select Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another flexible premium variable universal life insurance policy on the Insured. In addition, the tax consequences of continuing coverage beyond age 100 are uncertain, and the Policy Owner should consult a tax advisor as to the potential consequences.

The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   May 1, 2000

                                EXECUTIVE SELECT
                                        1

TABLE OF CONTENTS                                                           PAGE

DEFINITIONS................................................................   3
SUMMARY....................................................................   5
YEAR 2000 .................................................................   9
ANLIC, THE SEPARATE ACCOUNT AND THE FUNDS..................................   9
       Acacia National Life Insurance Company..............................   9
       The Separate Account................................................   9
       Performance Information.............................................  10
       The Funds...........................................................  10
       Investment Objectives and Policies Of The Funds' Portfolios.........  11
       Addition, Deletion or Substitution of Investments...................  16
       Fixed Account.......................................................  16
POLICY BENEFITS............................................................  17
       Purposes of the Policy..............................................  17
       Death Benefit Proceeds..............................................  17
       Death Benefit Options...............................................  18
       Methods of Affecting Insurance Protection...........................  20
       Duration of Policy..................................................  20
       Accumulation Value..................................................  20
       Payment of Policy Benefits..........................................  21
POLICY RIGHTS..............................................................  21
       Loan Benefits.......................................................  21
       Surrenders..........................................................  22
       Partial Withdrawals.................................................  23
       Transfers...........................................................  23
       Systematic Programs.................................................  24
       Free Look Privilege.................................................  24
PAYMENT AND ALLOCATION OF PREMIUMS.........................................  24
       Issuance of a Policy................................................  24
       Premiums............................................................  25
       Allocation of Premiums and Accumulation Value.......................  26
       Policy Lapse and Reinstatement......................................  26
CHARGES AND DEDUCTIONS.....................................................  27
       Deductions From Premium Payments....................................  27
       Charges From Accumulation Value.....................................  27
       Daily Charges Against the Separate Account..........................  28
       Fund Expense Summary................................................  29
GENERAL PROVISIONS.........................................................  30
DISTRIBUTION OF THE POLICIES...............................................  33
ADMINISTRATION.............................................................  33
FEDERAL TAX MATTERS........................................................  33
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS...............................  36
THIRD PARTY SERVICES.......................................................  36
VOTING RIGHTS..............................................................  36
STATE REGULATION OF ANLIC..................................................  37
EXECUTIVE OFFICERS AND DIRECTORS OF ANLIC..................................  37
LEGAL MATTERS..............................................................  38
LEGAL PROCEEDINGS..........................................................  38
EXPERTS....................................................................  38
ADDITIONAL INFORMATION.....................................................  39
FINANCIAL STATEMENTS.......................................................  39
       ACACIA NATIONAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT I
       ACACIA NATIONAL LIFE INSURANCE COMPANY
APPENDICES................................................................. A-1

              The Policy, certain Funds, and/or certain riders are
                          not available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                EXECUTIVE SELECT
                                        2

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account I, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge, which is part of the Monthly Deduction, to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for expenses of ongoing administrative services to the Policy Owners as a group.

ATTAINED AGE - The Issue Age of the Insured plus the number of complete Policy Years that the Policy has been in force.

ANLIC ("WE, US, OUR") - Acacia National Life Insurance Company, a Virginia stock company. ANLIC's Home Office is located at 7315 Wisconsin Avenue, Bethesda, MD 20814.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the death of the Insured. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Insured's gender (where applicable), Issue Age, Policy duration, and risk class. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by ANLIC of Satisfactory Proof of Death of the Insured while the Policy is in force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction through the month of death.

FIXED ACCOUNT - An account that is a part of ANLIC's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of ANLIC includes all of ANLIC's assets except those assets segregated into separate accounts such as Separate Account I.

GRACE PERIOD - A 61 day period from the date written notice of lapse is mailed to the Policy Owner's last known address. If the Policy Owner makes a payment during the Grace Period such that the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deduction, the Policy will not lapse.

INSURED - The person whose life is insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The age of the Insured at the Insured's birthday nearest the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for the risk that mortality and expense costs may be greater than expected.


                                EXECUTIVE SELECT
                                        3

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Outstanding Policy Debt and any Accrued Expense Charges.

NET PREMIUM - Premium paid less the Percent of Premium Charge.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans.

PERCENT OF PREMIUM CHARGE - The amount deducted from each premium received to cover certain expenses such as premium-based taxes, expressed as a percentage of the premium. (See the section on Deductions From Premium Payment.)

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in force.

POLICY - The flexible premium variable universal life insurance Policy offered by ANLIC and described in this prospectus.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

SATISFACTORY PROOF OF DEATH - Means all of the following must be submitted: (1) A certified copy of the death certificate; (2) A Claimant Statement; (3) The Policy; and (4) Any other information that ANLIC may reasonably require to establish the validity of the claim.

SEPARATE ACCOUNT I- This term refers to Separate Account I, a separate investment account established by ANLIC to receive and invest the Net Premiums paid under the Policy and allocated by the Policy Owner to Separate Account I. Separate Account I is segregated from the General Account and all other assets of ANLIC.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy Owner.

SUBACCOUNT - A subdivision of the Separate Account I. Each Subaccount invests exclusively in the shares of a specified portfolio of the Funds.

SURRENDER - The termination of the Policy during the Insured's life for the Net Cash Surrender Value.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.




                                EXECUTIVE SELECT
                                        4

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in force and that there is no Outstanding Policy Debt.

                                DIAGRAM OF POLICY

                                PREMIUM PAYMENTS
                       You can vary amount and frequency.


                            DEDUCTIONS FROM PREMIUMS
       Percent of Premium Charge for Taxes - currently 3.0% (maximum 5.0%)


                                   NET PREMIUM
The net premium may be invested in the Fixed Account or in Separate Account I which offers 24 different Subaccounts. The Subaccounts invest in the corresponding portfolios of The Alger American Fund, BT Insurance Funds Trust, Calvert Variable Series, Inc., Fidelity Management & Research Company, Franklin Templeton Variable Insurance Products Trust, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, and Van Eck Worldwide Insurance Trust Funds.


                             DEDUCTIONS FROM ASSETS
Monthly charge for Cost of Insurance and cost of any riders.
Monthly per Policy charge for administrative expenses:
                                    CURRENT               MAXIMUM
        POLICY YEAR                 MONTHLY CHARGE        MONTHLY CHARGE
        -----------                 --------------        ---------------
        1                           $15.00                $15.00
        2+                          $ 7.00                $12.00
Monthly per $1000 charge for administrative expenses:
        The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)

Daily charge from the Subaccounts (not deducted from the Fixed Account):
                                    CURRENT ANNUAL CHARGE  MAXIMUM ANNUAL CHARGE
                                          POLICY YEARS           POLICY YEARS
                                      1-15         16+       1-15         16+
Mortality and Expense Risk Charge     0.75%        0.30%     0.95%        0.50%
Asset-Based Administrative
  Expense Charge                      0.15%        0.15%     0.15%        0.15%
                                      -----        -----     -----        -----
Combined annual rate of Subaccount
        daily charges                 0.90%        0.45%     1.10%         0.65%

Fund expense charges, which ranged from ___ to ___ at the most recent fiscal year end, are also deducted. There is no surrender charge.


                                LIVING BENEFITS
You may make partial withdrawals, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. ANLIC guarantees up to 15 free transfers between the Investment Options each Policy Year. After that, a $10 charge may be made for each transfer. Under current practice, unlimited free transfers are permitted. You may Surrender the Policy at any time for its Net Cash Surrender Value.

                           RETIREMENT INCOME BENEFITS
Loans may be available on a more favorable interest rate basis after the tenth Policy Year. Should the Policy lapse while loans are outstanding, the portion of the loan attributable to earnings will become a taxable distribution. (See page 24.) You may Surrender the Policy or make a partial withdrawal and take values as payments under one or more of five different payment options.

                                 DEATH BENEFITS
Generally, Death Benefit income is tax free to the Beneficiary. The Beneficiary may be paid a lump sum or may select any of the five payment methods available as retirement benefits.


                                EXECUTIVE SELECT
                                        5

SUMMARY
The following summary is intended to highlight the most important features of an Executive Select Policy that you, as a prospective Policy Owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. Capitalized terms are defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the Executive Select Policy, which is available upon request from ANLIC.

WHO IS THE ISSUER OF AN EXECUTIVE SELECT POLICY?
ANLIC is the issuer of each Executive Select Policy. ANLIC enjoys a rating of A (Excellent) from A.M. Best Company, a firm that analyzes insurance carriers. A stock life insurance company organized in Virginia, ANLIC is a wholly owned subsidiary of Acacia Life Insurance Company which is, in turn, a second tier subsidiary of Ameritas Acacia Mutual Holding Company. (See the section on Acacia National Life Insurance Company.)

WHAT IS THE PRIMARY PURPOSE OF PURCHASING AN EXECUTIVE SELECT POLICY?
The primary purpose of an Executive Select Policy is to serve as an informal funding vehicle for various executive benefit arrangements. These arrangements typically focus on one or more financial objectives, which can be met by the following characteristics of the Executive Select Policy:

o payment of a Death Benefit, which will never be less than the Specified Amount the Policy Owner selects (See the section on Death Benefit Options.)
o accessability of Policy values through Policy loan, Surrender and withdrawal features (See the section on Policy Rights.)
o ability to direct the manner in which the net premiums will be invested. So long as the Policy is in force, the Policy Owner will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of an Executive Select Policy will reflect your investment choices over the life of the Policy.

An Executive Select Policy also includes an investment component. This means that, so long as the Policy is in force, you will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of an Executive Select Policy will reflect your investment choices over the life of the Policy.

HOW DOES THE INVESTMENT COMPONENT OF THE EXECUTIVE SELECT POLICY WORK?
ANLIC has established Separate Account I, which is separate from all other assets of ANLIC, as a vehicle to receive and invest premiums received from Executive Select Policy Owners and owners of certain other variable universal life products offered by ANLIC. Separate Account I is divided into separate Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through Executive Select. Each Policy Owner may allocate Net Premiums to one or more Subaccounts, or to ANLIC's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying ANLIC's Administrative Office. The aggregate value of your interests in the Subaccounts, the Fixed Account and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your Executive Select Policy. (See the Section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE EXECUTIVE SELECT POLICY?
The Investment Options available through Executive Select include 24 investment portfolios, each of which is a separate series of a mutual fund from: The Alger American Fund ("Alger American Fund"); BT Insurance Funds Trust ("Bankers
Trust"); Calvert Variable Series, Inc. ("Calvert"); Fidelity Management & Research Company ("Fidelity"); Franklin Templeton Variable Insurance Products Trust ("FTVIP"); Neuberger Berman Advisers Management Trust (Neuberger Berman"); Oppenheimer Variable Account Funds ("Oppenheimer"); and Van Eck Worldwide Insurance Trust ("Van Eck"). These portfolios are:

Alger American Growth Portfolio
Alger American MidCap Growth Portfolio
Alger American  Small Capitalization Portfolio
Bankers  Trust Equity 500 Index Fund
Bankers Trust Small Cap Index Fund
Bankers Trust EAFE(R) Equity Index Fund


                                EXECUTIVE SELECT
                                        6

Calvert Social Money Market Portfolio
Calvert Social Small Cap Growth Portfolio
Calvert Social Mid Cap Growth Portfolio
Calvert Social International Equity Portfolio
Calvert Social Balanced Portfolio
Fidelity VIP Equity-Income: Service Class II
Fidelity VIP High Income:  Service  Class II
Fidelity VIP II Contrafund (R): Service Class II
Templeton Asset Strategy Fund - Class 2
Templeton International Securities Fund - Class 2
Neuberger Berman Advisers Management Trust Limited Maturity Bond Portfolio Neuberger Berman Advisers Management Trust Growth Portfolio
Neuberger Berman Advisers Management Trust Partners Portfolio
Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Main Street Growth & Income Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer Strategic Bond Fund/VA
Van Eck Worldwide Hard Assets Fund

Details about the investment objectives and policies of each of the available investment portfolios and management fees and expenses appear in the sections on Investment Objectives and Policies of the Funds' Portfolios and Fund Expense Summary. In addition to the listed portfolios, you may also elect to allocate Net Premiums to ANLIC's Fixed Account. (See the section on the Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF AN EXECUTIVE SELECT POLICY WORK?
An Executive Select Policy provides for the payment of a minimum Death Benefit upon the death of the Insured. The amount of the minimum Death Benefit -- sometimes referred to as the Specified Amount of the Executive Select Policy -- is chosen by you at the time your Executive Select Policy is established. However, Death Benefit Proceeds -- the actual amount that will be paid after ANLIC receives Satisfactory Proof of Death -- may vary over the life of your Executive Select Policy, depending on which of the two available coverage options you select.

If you choose Option A, Death Benefit Proceeds payable under your Executive Select Policy will be the Specified Amount of your Executive Select Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, Death Benefit Proceeds payable under your Executive Select Policy will be the Specified Amount of your Executive Select Policy PLUS the Accumulation Value of your Executive Select Policy, or if it is higher, the applicable percentage of the Accumulation Value on the date of death. In either case, the applicable percentage is based on the age of the Insured at the date of death. (See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING AN EXECUTIVE SELECT POLICY?
Yes. Over the life of the Executive Select Policy, the Subaccounts to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your Executive Select Policy and may result in loss of principal. For this reason, the purchase of an Executive Select Policy may not be suitable for all businesses. It may not be advantageous to purchase an Executive Select Policy to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a Executive Select Policy (page A-1).

WHAT IS THE  PREMIUM  THAT  MUST BE PAID TO KEEP AN EXECUTIVE  SELECT  POLICY IN
FORCE?
Like traditional life insurance policies, an Executive Select Policy requires the payment of periodic premiums in order to keep the Policy in force. You will be asked to establish a payment schedule before an Executive Select Policy becomes effective.

The distinction between traditional life policies and an Executive Select Policy is that an Executive Select Policy will not lapse simply because premium payments are not made according to that payment schedule. However, an Executive Select Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your Executive Select Policy falls below zero. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED?
An Executive Select Policy will be issued after a completed application is accepted, and the initial premium payment is received, by ANLIC at its Administrative Office. ANLIC's Administrative Office is located at 5900 "O"

                                EXECUTIVE SELECT
                                       7

Street, P.O. Box 82550, Lincoln, NE 68501. The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments, should you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or the Fixed Account according to the instructions in the application. You have the right to examine the Executive Select Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments, although you are not required to do so. ANLIC will send premium payment notices to you according to any schedule you select. When ANLIC receives a premium payment at its Administrative Office, we will deduct any applicable Percent of Premium Charge and allocate the Net Premium to the Subaccounts and/or the Fixed Account according to your selections. ( See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, Executive Select provides considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the Cost of Insurance needed to keep the Executive Select Policy in force; maximum premium limitations established under the federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of the Executive Select Policy. (See the Section on Premiums.)

IS THE ACCUMULATION VALUE OF THE EXECUTIVE SELECT POLICY AVAILABLE WITHOUT SURRENDER?
Yes. You may access the value of your Executive Select Policy in one of two ways. After the first Policy Year, you may obtain a loan, secured by the Accumulation Value of your Executive Select Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your Executive Select Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your Executive Select Policy by making a partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). (See the section on Partial Withdrawals.)

ARE THERE ANY OTHER CHARGES ASSOCIATED WITH OWNERSHIP OF AN EXECUTIVE SELECT POLICY?
Certain states impose premium and other taxes in connection with insurance policies such as Executive Select. ANLIC may deduct up to 5.0% of each premium as a Percent of Premium Charge. Currently, the charge is 3.0%.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate ANLIC for administering each individual Executive Select Policy. These charges, which are part of the Monthly Deduction, are calculated and deducted on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the INSURED as reflected in relevant actuarial tables. The monthly deduction also includes an Administrative Expense Charge based on the Specified Amount and the Policy duration. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During the first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. The current charge per $1000 is the same as the maximum charge. (See the section on Charges from the Accumulation Value.)

For its services in administering Separate Account I and SubaccountS and as compensation for bearing certain mortality and expense risks, ANLIC is also entitled to receive fees. These fees are calculated and deducted daily during the first 15 Policy Years, at a combined current annual rate of 0.90% (maximum 1.10%) of the value of the net assets of Separate Account I. After the 15th Policy Anniversary Date, the combined current annual rate will decrease to 0.45% (maximum 0.65%) of the daily net assets of Separate Account I. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various SubaccountS invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the section on Fund Expense Summary.)

WHEN DOES THE EXECUTIVE SELECT POLICY TERMINATE?
You may terminate the Executive Select Policy by Surrendering the Policy during the lifetime of the Insured for its Net Cash Surrender Value. If you surrender the Policy in the first two Policy Years, we will refund a portion of the

                                EXECUTIVE SELECT
                                       8

Percent of Premium Charge deducted in the first Policy Year. As noted above, the Executive Select Policy will terminate if you fail to maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrenders and Premiums.)

YEAR 2000

Like other insurance companies and their separate accounts, ANLIC and Separate Account I could be adversely affected if the computer systems they rely upon do not properly process date-related information and data involving the years 2000 and after. This issue arose because both mainframe and PC-based computer hardware and software have traditionally used two digits to identify the year. For example, the year 1998 is input, stored and calculated as "98." Similarly, the year 2000 would be input, stored and calculated as "00." If computers assume this means 1900, it could cause errors in calculations, comparisons, and other computing functions.

Like all insurance companies, ANLIC makes extensive use of dates and date calculations. We began a corporate-wide Year 2000 (Y2K) project in mid-1997. Our goal is to ensure that our computer systems continue to operate smoothly with no service disruptions before, during or after the year 2000.

As of January 15, 2000, ANLIC has experienced no known Y2K problems. All of our computer application and operating systems had been updated for the year 2000 by July 31, 1999. Continuous testing and monitoring throughout the remainder of 1999 helped ANLIC continue to meet our contractual and service obligations to our customers. In addition to our internal efforts, ANLIC is working closely with vendors and other business partners to confirm that they too are addressing Y2K issues on a timely basis. In the event we or our service providers, vendors, financial institutions or others with which we conduct business, fail to be Y2K
- compliant, there would be a materially adverse effect on us.

Certain vendors and/or business partners, due to their exposure to foreign markets, may face additional Y2K issues. Please see the Funds' prospectuses for information on the Funds' preparedness for Y2K.

ANLIC, THE SEPARATE ACCOUNT AND THE FUNDS

ACACIA NATIONAL LIFE INSURANCE COMPANY
Acacia National Life Insurance Company ("ANLIC") is a stock life insurance company organized in the Commonwealth of Virginia. ANLIC was incorporated on December 9, 1974. ANLIC is currently licensed to sell life insurance in 46 states and the District of Columbia.

ANLIC is a wholly owned subsidiary of Acacia Life Insurance Company ("Acacia"), a District of Columbia stock company. Acacia is wholly owned by Ameritas Holding Company, a subsidiary of Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company. The Administrative Offices of both ANLIC and Acacia are at 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501. ANLIC's telephone number is 888-837- 6791 and its website address is www.acaciagroup.com.

On January 1, 1999, Ameritas Mutual Insurance Holding Company, a Nebraska mutual insurance holding company and Acacia Mutual Insurance Holding Company, a District of Columbia mutual holding corporation merged and became Ameritas Acacia Mutual Holding Company ("Ameritas Acacia") a Nebraska mutual insurance holding company. Both Ameritas Acacia and Ameritas Holding Company, an intermediate holding company, are organized under the Nebraska Mutual Insurance Holding Company Act. Ameritas Acacia and its subsidiaries had total assets at December 31, 1999 of over $____ billion and Acacia and its subsidiaries had total assets as of December 31, 1999 of $____ billion.

THE SEPARATE ACCOUNT
Acacia National Life Insurance Company Separate Account I ("Separate Account I") was established under Virginia law on January 31, 1995. The assets of Separate Account I are held by ANLIC segregated from all of ANLIC's other assets, are not chargeable with liabilities arising out of any other business which ANLIC may conduct, and income, gains, or losses of ANLIC. Although the assets maintained in Separate Account I will not be charged with any liabilities arising out of ANLIC's other business, all obligations arising under the Policies are liabilities of ANLIC who will maintain assets in Separate Account I of a total market value at least equal to the reserve and other contract liabilities of Separate Account I. Separate Account I will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account I. Nevertheless, to the extent assets in Separate Account I exceed ANLIC's liabilities in Separate Account I, the assets are available to cover the liabilities of ANLIC's General Account. ANLIC may, from time to time, withdraw assets available to cover the General Account obligations.

                                EXECUTIVE SELECT
                                       9

Separate Account I is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of Separate Account I. For state law purposes, Separate Account I is treated as a Division of ANLIC.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of Separate Account I and the Funds available for investment by Separate Account I may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. ANLIC may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds for a sample Policy based on assumptions as to age, gender and other Policy specific assumptions.

ANLIC may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Funds. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account I charges, including the Monthly Deduction and Percent of Premium Charge. These hypothetical illustrations will be based on the actual historical experience of the Funds as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Funds.

THE FUNDS
There are currently 24 Subaccounts within Separate Account I available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual Funds (collectively, the "Funds"): The Alger American Fund; BT Insurance Funds Trust; Calvert Variable Series, Inc.; Fidelity Management & Research Company; Franklin Templeton Variable Insurance Products Trust; Neuberger Berman Advisers Management Trust; Oppenheimer Variable Account Fund; and Van Eck Worldwide
Insurance Trust. Each Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company.

The assets of each portfolio of the Funds are held separate from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this Prospectus. All underlying fund information, including Fund prospectuses, has been provided to ANLIC by the underlying Funds. ANLIC has not independently verified this information. One or more of the Portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities, entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, hedging instruments, interest rate swaps, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities. For example, the Calvert Social Balanced Portfolio may invest up to 20% of its assets in non-investment grade obligations, commonly referred to as "junk bonds". Oppenheimer High Income Fund/VA may also invest in "junk bonds". In addition, certain of the portfolios may invest in securities of foreign issuers, such as the Calvert Variable Series, Inc. MidCap Portfolio which may invest up to 25% of its funds in foreign securities.

Other portfolios invest primarily in the securities markets of developing nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Such portfolios include the Calvert Variable Series, Inc. Social International Equity Portfolio, and Van Eck Worldwide Hard Assets Fund Portfolio. The Van Eck Worldwide Hard Assets Fund will also invest at least 25% of its total assets in "Hard Assets" including precious metals, ferrous and non-ferrous metals, gas, petroleum, petrochemicals or other hydrocarbons, forest products, real estate and other basic non-agricultural commodities. It may invest up to 50% of its assets in any one of these sectors. Therefore it may be subject to greater risks and market fluctuations than other investment companies with more diversified portfolios. Further information about the risks associated with investments in each of the Funds

                                EXECUTIVE SELECT
                                       10
and their respective portfolios is contained in the prospectus relating to that Fund. These prospectuses, together with this prospectus, should be read carefully and retained.

The investments in the Funds may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Funds. You should be aware that the Funds are likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Funds can be expected to vary from those of the other mutual funds.

You should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Funds' various portfolios.

Separate Account I will purchase and redeem shares from the portfolios at the net asset value. Shares will be redeemed to the extent necessary for ANLIC to collect charges, pay the Net Cash Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since each of the Funds is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of Separate Account I and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing their separate account from the Funds, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectuses of the Funds.

INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS' PORTFOLIOS

ALGER
AMERICAN
FUNDS

PORTFOLIO               INVESTMENT  POLICIES                                             OBJECTIVE
Alger  American         Invests in equity securities, such as common or preferred        Seeks to provide long-
Growth Portfolio        stocks, or securities convertible into or exchangeable for       term capital appreciation.
                        equity   securities,   including  warrants  and  rights,
                        primarily of companies with total market  capitalization
                        of $1 billion or greater.

Alger American          Invests in equity securities, such as common or preferred        Seeks to provide long-
MidCap Growth           stocks, or securities convertible into or exchangeable for       term capital appreciation.
Portfolio               equity securities, including warrants and rights.  Except
                        during temporary defensive period, the Portfolio invests
                        at least 65% of its total  assets in equity  securities,
                        of  companies  that,  at the  time  of  purchase  of the
                        securities,  have total market capitalization within the
                        range of  companies  included  in the S & P  MidCap  400
                        index.

Alger American          Invests in equity securities, such as common or preferred        Seeks to provide long-
Small                   stocks, or securities convertible into or exchangeable for       term capital appreciation.
Capitalization          equity securities, including warrants and rights.  Except
Portfolio               during temporary defensive period, the Portfolio invests at least 65% of its total assets in equity  securities,  of
                        companies   that,   at  the  time  of  purchase  of  the
                        securities,  have total market capitalization within the
                        range of  companies  included in the Russell 2000 Growth
                        Index.



                                EXECUTIVE SELECT
                                       11



CALVERT

Calvert Social          CVS Social Money Market invest in high quality, money            CVS Social Money
Money Market            market instruments, such as commercial paper, variable rate      Market seeks to provide
Portfolio               demand notes, corporate, agency and taxable municipal            current income by
                        obligations.  All  investments  must comply with the SEC         investing in enterprises
                        money market fund requirements. The Portfolio  invests with      that make a significant
                        the philosophy that long-term rewards to investors will come     contribution to society
                        from those  organizations  whose products, services, and         through their products
                        methods enhance the human condition and the traditional          and services and through
                        American values of individual initiative,  equality  of          the way they do business.
                        opportunity  and  cooperative  effort.  Investments  are
                        selected on the basis of their  ability to contribute to
                        the dual  objectives  of financial  soundness and social
                        criteria.

Calvert Social          At least 65% of CVS Social  Small Cap  Growth's  assets will     CVS Social Small Cap
Small Cap Growth        be invested in the common  stocks of small-cap companies.        Growth seeks to provide
Portfolio               Returns in the Portfolio will be mostly from the changes in      long-term capital
                        the price of the Portfolio's  holdings (capital appreciation).   appreciation  by investing
                        The Portfolio currently defines small-cap companies as those     primarily in equity
                        with market capitalization of $1 billion or less at the time     securities of companies
                        the Portfolio initially invests. The Portfolio invests with the  that have small market
                        philosophy that long-term  rewards to investors  will come       capitalizations.  This
                        from those organizations  whose products,  services,  and        objective may be changed
                        methods enhance the human condition and the  traditional         by the Fund's Board of
                        American values of individual initiative, equality of            Directors without
                        opportunity and cooperative effort. Investments are selected     shareholder  approval.
                        on the basis of their ability to contribute to the dual
                        objectives of financial soundness and social criteria.


                                EXECUTIVE SELECT
                                       12





Calvert Social Mid      Investments are primarily in the common stocks of mid-size       CVS Social Mid Cap
Cap Growth              companies.  Returns in the Portfolio will be mostly from the     Growth seeks to provide
Portfolio               changes in the price of the Portfolio's holdings (capital        long-term capital
                        appreciation.) CVS Social Mid Cap Growth currently defines       appreciation by investing
                        mid-cap companies as those  within  the  range  of  market       primarily  in  a
                        capitalizations  of the S&P's  Mid-Cap  400 Index.  Most         nondiversified  portfolio
                        companies in the Index have a capitalization of $500 million     of the equity securities of
                        to $10  billion.  Stocks chosen for the Portfolio combine        mid-sized companies that
                        growth and value characteristics or offer the opportunity to     are undervalued but
                        buy growth at a reasonable price. The Subadvisor favors          demonstrate a potential
                        companies which have an above market average prospective         for growth. This
                        growth rate, but sell at below market average valuations. The    objective may be changed
                        Subadvisor  evaluates each stock in terms of its growth          by the Portfolio's Board
                        potential, the return for risk free investments, and the risk    of directors without
                        and reward potential for the company to determine a reasonable   shareholder approval.
                        price for the stock. The Portfolio invests with the philosophy that long-term rewards to investors will come from thos
                        organizations whose products, services, and methods enhance the human condition and the traditional American  values of individual initiative, equality of opportunity and cooperative effort. Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness
                        and social criteria.

Calvert  Social         CVS Social  International  Equity  invests  primarily in the     CVS Social International
International           common stocks of mid- to large- cap companies using a value      Equity seeks to provide a
Equity Portfolio        approach. The Portfolio identifies those countries with          high total return
                        markets and economies that it believes currently provide the     consistent with
                        most favorable climate for investing.  The Subadvisor selects    reasonable risk by
                        countries  based on a "20 questions" model  which uses  macro-   investing  primarily in a
                        and  micro-economic inputs to rank the attractiveness of         globally diversified
                        market in various  countries.  Within  each  country, the        portfolio for equity
                        Subadvisor  used  valuation techniques that have been shown      securities.
                        to best  determine  value  within  that  market. In some
                        countries, the  valuation   process  may  favor  the
                        comparison  of  price-to-cash  flow while  in  other
                        countries, price-to-sales  or price-to-book may be more
                        useful in determining which stocks are undervalued. The
                        Portfolio invests primarily in more developed  economies
                        and  markets.  No mor that 5% of  Portfolio assets  are
                        invested  in the U. S. The Portfolio invests  with the
                        philosophy that long-term rewards to investors will come
                        from those organizations whose products,  services, and
                        methods enhance the human condition and  the traditional
                        American values of individual  initiative,  equality of
                        opportunity and cooperative  effort.  Investments  are
                        selected on  the basis of their  ability to contribute to
                        the dual  objectives  of financial  soundness and social
                        criteria.


                                EXECUTIVE SELECT
                                       13





Calvert Social          An actively managed portfolio of stocks, bonds and money         Seeks to achieve a total
Balanced Portfolio      market instruments (including repurchase agreements secured      return above the rate of
                        by such instruments) selected with a concern for the             inflation.
                        investment and social impact of each investment.  The
                        Portfolio invests with the philosophy that long-term rewards to investors will come from those organizations whose
                        products, services, and methods enhance the human condition and the traditional American values of individual initiative, equality of opportunity and cooperative effort.  Investments are selected on the basis of their ability to contribute to the dual objectives of financial soundness and social criteria.

BANKERS
TRUST

Equity 500 Index        The Fund will invest primarily in common stocks of               Seeks to match, before
Fund                    companies that comprise the S&P 500 Index, which                 expenses, the risk and
                        emphasizes stocks of large U.S. companies.  The Fund may         return characteristics of
                        also use stock index futures and options.                        the Standard and Poor's
                                                                                         500 Composite Stock
                                                                                         Price ("S&P 500 Index").

Small Cap Index         The Fund will invest primarily in common stocks of               Seeks to match, before
Fund                    companies that comprise the Russell 2000 Index, which            expenses, the risk and
                        emphasizes stocks of small U.S. companies.  The Fund may         return characteristics of
                        also use stock index futures and options.                        the Russell 2000 Small
                                                                                         Stock Index ("Russell
                                                                                         2000 Index").

EAFE(R) Equity          The Fund will invest primarily in common stocks of               Seeks to match, before
Index Fund              companies that comprise the EAFE(R) Index, which                 expenses, the risk and
                        emphasizes stocks of companies in major markets in Europe,       return characteristics of
                        Australia and the Far East.  The Fund may also use stock         the Morgan Stanley
                        index futures and options.                                       Capital International
                                                                                         EAFE(R) Index ("EAFE(R)
                                                                                         Index").

FIDELITY

VIP Equity-             Investing at least 65% in income-producing equity securities,    Seeks reasonable income.
Income:                 which tens to lead to investments in large cap "value" stocks.   Will also consider the
Service Class II                                                                         potential for capital
                                                                                         appreciation.  Seeks a
                                                                                         yield which exceeds the
                                                                                         composite yield on the
                                                                                         securities comprising the
                                                                                         Standard & Poor's 500.

VIP High Income:        Investing at least 65% of total assets in income-producing       Seeks a high level of
Service Class II        debt securities, preferred stocks and convertible securities,    current income while also
                        with an emphasis on lower-quality debt securities.               considering growth of
                                                                                         capital.


                                EXECUTIVE SELECT
                                       14





VIP II Contrafund:      Investing primarily in common stocks.  Investing in securities   Seeks long-term capital
Service Class II        of companies whose value it believes is not fully recognized     appreciation.
                        by the public.

FTVIP

Templeton Asset         The fund will invest in equity securities of companies of any    High total return.
Strategy                nation, debt securities of companies and governments of any nation, and in money market instruments.

Templeton               The fund will invest in the equity securities of companies       Long-term capital
International           located outside the U. S., including emerging markets.           growth.
Securities


NEUBERGER
BERMAN

Limited  Maturity       The Portfolio will invest in a diversified portfolio of fixed    Seeks to  provide the
Bond Fund               and variable debt securities and seeks to increase income and    highest current income
                        preserve or enhance  total  return by actively  managing         consistent with low risk
                        average portfolio maturity in light of market conditions and     to principal and liquidity.
                        trends.

Growth Portfolio        The Portfolio invests in securities believed to have the         Seeks capital appreciation
                        maximum potential for long term capital appreciation. It         without regard to income.
                        does not seek to invest in securities that pay dividends or interest, and such income is incidental.

Partners Portfolio      Principal series investments are common stocks of  mid-          Seeks capital growth.
                        to large-cap companies.

OPPENHEIMER

Oppenheimer             The Portfolio will invest in securities of companies believed    Seeks to achieve capital
Aggressive              to have relatively  favorable  long-term prospects for           appreciation, by investing
Growth Fund/VA          increasing demand for their goods or services, or to be          in "growth-type"
                        developing new products, services or markets, and normally       companies.
                        retain a relatively larger portion of their earnings for research, development and investment in capital assets.

Oppenheimer             The Portfolio will emphasize investments in securities of        Seeks capital appreciation
Capital                 well-known and established companies.  Such securities           by investing in securities
Appreciation            generally have a history of earnings and dividends and are       of well known established
Fund/VA                 issued by seasoned companies.                                    companies.

Oppenheimer             Its equity investments will include common stocks, preferred     Seeks a high total return
Main Street             stocks, convertible securities and warrants. Its debt securities (which includes growth in
Growth & Income         will include bonds, participation interests, asset-backed        the value of its shares as
Fund/VA                 securities, private label mortgage backed securities and         well as current income)
                        collateralized mortgage obligations, zero coupon securities      from equity and debt
                        and U.S. obligations.                                            securities.

                                EXECUTIVE SELECT
                                       15


Oppenheimer High        Investments in high yield fixed-income  securities               Seeks a high level of current
Income Fund/VA          (including  long-term debt and preferred  stock issues,          income.
                        including  convertible  securities)  believed  by the
                        Manager not to involve  undue  risk.  Fund will assume
                        certain risks  in seeking  high  yield   including
                        securities in the lower ratings categories, commonly
                        known as "junk bonds".

Oppenheimer             Income is  principally  derived from  interest on debt           Seeks a high level of current
Strategic  Bond         securities and the Fund seeks to enhance such income by          income by investing primarily in
Fund/VA                 writing covered call options on debt securities. The Fund        a diversified portfolio of high
                        intends  to  invest primarily in  (i) foreign government and     yield fixed-income securities.
                        corporate debt securities (ii) U.S.  Government Securities, and (iii) lower-rated  high yield domestic  debt securities, commonly known as junk bonds.


VAN ECK

Worldwide  Hard         The Worldwide Hard Assets Fund must invest at least 25%          Seeks long-term  capital
Assets Fund             of its total assets in "Hard  Assets"  including precious        appreciation by investing
                        metals, ferrous and non-ferrous  metals,   gas,  petroleum,      globally, primarily in "Hard
                        petrochemicals or other hydrocarbons, forest  products, real     Assets" securities. Income is a
                        estate and other basic non-agricultural commodities.  An         secondary consideration.
                        additional but not fundamental policy, it may invest up to
                        50% of its assets in any one of these sectors.


ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
ANLIC reserves the right, subject to applicable law, to add, delete, combine or substitute investments in Separate Account I if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. ANLIC may operate Separate Account I as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other ANLIC separate accounts. ANLIC may also transfer the assets of Separate Account I to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, ANLIC may, by appropriate endorsement, change the Policy to reflect the changes. In addition, ANLIC may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account I. ANLIC will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT
You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account I and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account I to the Fixed Account are placed in ANLIC's General Account. The General Account includes all of ANLIC's assets, except those assets segregated in ANLIC's separate accounts. ANLIC has the sole discretion to invest the assets of the General Account, subject to applicable law. ANLIC bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period.

                                EXECUTIVE SELECT
                                       16

Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

ANLIC guarantees that it will credit interest at a declared rate of at least 3.5%. ANLIC may, at its discretion, set a higher declared rate(s). Each month ANLIC will establish the declared rate for the Policies with a Policy Date or Policy Anniversary Date in that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. ANLIC reserves the right to change the declaration practice and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from ANLIC.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy Owner with both lifetime insurance protection on the life of the Insured and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account I. Thus the Policy Owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account I.

DEATH BENEFIT PROCEEDS
As long as the Policy remains in force, ANLIC will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Insured's death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Insured's death occurs. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.)

Death Benefit Proceeds will be paid to the surviving Beneficiary or Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy Owner, or if individually owned, to your estate.


                                EXECUTIVE SELECT
                                       17

DEATH BENEFIT OPTIONS
The Policy provides two Death Benefit options. The Policy Owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in force. (See the section on Policy Lapse and Reinstatement.) The net amount at risk for Option A will generally be less than the net amount at risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.

OPTION A.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION A, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value on the date of death. The applicable percentage is 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy Owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.


OPTION B.

OMITTED GRAPH ILLUSTRATES PAYOUT UNDER DEATH BENEFIT OPTION B, SPECIFICALLY BY SHOWING THE RELATIONSHIPS OVER TIME, BETWEEN THE SPECIFIED AMOUNT AND THE ACCUMULATION VALUE.

     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value on the date of death. The applicable

                                EXECUTIVE SELECT
                                       18
percentage is the same as under Option A: 250% for Insureds with an Attained Age 40 or younger on the Policy Anniversary Date prior to the date of death. For Insureds with an Attained Age over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount). Policy Owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending ANLIC a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by ANLIC. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the net amount at risk (i.e. the amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date). Changing from Option B to Option A generally will decrease the net amount at risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance Rate will increase with the Insured's age, even though the net amount at risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy Owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount may affect the Cost of Insurance Rate and the net amount at risk, both of which may affect a Policy Owner's Cost of Insurance and have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by ANLIC. The Specified Amount of a Policy may be changed only once per year and ANLIC may limit the size of a change in a Policy Year. The Specified Amount remaining in force after any requested decrease may not be less than $100,000 ($50,000 if the Term Coverage Rider is attached to the Policy). After the Insured reaches Attained Age 100, the Policy Owner may decrease the Specified Amount to no less than $1000. If a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.) The Administrative Expense Charge will include a monthly charge per $1000 of increase in Specified Amount for ten years from the date of the increase.

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. ANLIC may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $25,000. Generally an increase cannot be made if the Insured's Attained Age is over the maximum age for the Insured's risk class. The increase may be subject to guaranteed issue guidelines, if applicable.

In states which require Cost of Insurance charges to cease at a stated Attained Age, the Specified Amount will decrease to $1000 when that age is reached.


                                EXECUTIVE SELECT
                                       19

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance  protection provided by a Policy
- the difference between the Death Benefit and the Accumulation Value - in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy Owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. You may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:
     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus
     (2)  The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4)  Any Net Premiums received on that Valuation Date; minus
     (5) Any partial withdrawal, and its charge, made on that Valuation Date; minus
     (6)  Any Monthly Deduction to be made on that Valuation Date.

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:
     (1) Multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus
     (2) A charge not exceeding an annual rate of 0.95% (years 1-15) or 0.50% (years 16+) for mortality and expense risk; minus
     (3) A charge not exceeding an annual rate of 0.15% for administrative service expenses; minus
     (4)  Any taxes payable by Separate Account I; and
     (5) Dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.
(See the section on Daily Charges Against the Separate Account I.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The net asset value for each Fund portfolio is determined as of the close of regular

                                EXECUTIVE SELECT
                                       20
trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after ANLIC receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy Owner may decide the form in which Death Benefit Proceeds will be paid. During the Insured's lifetime, the Policy Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, ANLIC will pay Death Benefit Proceeds or the Accumulation Value Benefit in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in force at the death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed. (Also see the section on Surrenders.)

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, ANLIC has the right to make payments less often so that the amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to ANLIC's General Account. ANLIC may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

     OPTION AI--INTEREST PAYMENT OPTION. ANLIC will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by ANLIC.

     OPTION AII--FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount ANLIC holds runs out.

     OPTION B--FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

If the beneficiary is a natural person, the following payment options are also currently available:

     OPTION C--LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     OPTION D--JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by ANLIC. Further, one of ANLIC's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy Owner, using the rules set out above.

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. After the first Policy Year, the Policy Owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while the Insured is living. Policy Owners in certain states may borrow 100% of the Net Cash Surrender


                                EXECUTIVE SELECT
                                       21

Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters).

LOAN INTEREST. ANLIC charges interest to Policy Owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy Owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is:
     (1) The Accumulation Value, minus
     (2) Total premiums paid minus any partial withdrawals previously taken, minus
     (3)  Any Outstanding Policy Debt held at a reduced loan rate.
However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy Owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, ANLIC will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Accrued Expense Charges, the Policy Owner must pay the excess. ANLIC will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after ANLIC sends the notice, the Policy will terminate without value ("lapse".) Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy Owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time during the lifetime of the Insured, the Policy Owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to ANLIC. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at ANLIC's Administrative Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

                                EXECUTIVE SELECT
                                       22

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to ANLIC along with the request. ANLIC will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy Owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. After a partial withdrawal, the Net Cash Surrender Value, not including any percent of premium refund, must be at least $1,000 or an amount sufficient to maintain the Policy in force for the remainder of the Policy Year.

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction - Cost of Insurance and Death Benefit Options--Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.)

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account I and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 day period following the Policy Anniversary Date. The transfers may be ordered in person, by mail or by telephone. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. (See the section on Transfer Charge.)

Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. ANLIC will not be able to process the transfer if the Fund manager refuses.

Transfers resulting from Policy loans will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. ANLIC may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. Transfers out of the Fixed Account are limited to the greater of (1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy Owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone will be made available to Policy Owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers.

                                EXECUTIVE SELECT
                                       23

ANLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, ANLIC may be liable for any losses due to unauthorized or fraudulent instructions. The procedures ANLIC follows for transactions initiated by telephone include, but are not limited to, requiring the Policy Owner to provide the Policy number at the time of giving transfer instructions; ANLIC's tape recording of all telephone transfer instructions; and ANLIC providing written confirmation of telephone transactions.

SYSTEMATIC PROGRAMS
ANLIC may offer systematic programs as discussed below. These programs will be subject to administrative guidelines ANLIC may establish from time to time. We will count your transfers in these programs when determining whether any transfer fee applies. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Administrative Office. Other scheduled programs may be made available. ANLIC reserves the right to modify, suspend or terminate such programs at any time. Participation in any systematic program will automatically terminate upon death of the Insured. Use of systematic programs may not be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct ANLIC to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis according to your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct ANLIC to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after ANLIC delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the Net Premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to ANLIC at its Administrative Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to ANLIC's Administrative Office ( 5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). With guaranteed or simplified underwriting, a Policy will be issued to individuals ages 18 to 65 on their nearest birthday. With regular underwriting, a Policy will generally be issued only to individuals age 18 to 85 on their nearest birthday who supply satisfactory evidence of insurability to ANLIC. Preferred class regular issue Policies are available only for ages 18 to
75. Acceptance of a regular underwriting application is subject to ANLIC's underwriting rules, and ANLIC reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial,

                                EXECUTIVE SELECT
                                       24
contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by ANLIC in its Administrative Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received and available to ANLIC, and the application amendments are received and reviewed in ANLIC's Administrative Office. The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if the Insured's lower Issue Age results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy Date is backdated.

Conditional receipt coverage may be available prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The maximum total amount of insurance which will be payable pursuant to all conditional receipts received by the applicant as a result of pending applications with ANLIC and its affiliates is limited to the smaller of:
     (1) The total amount of insurance applied for with ANLIC and its affiliates; or
     (2) $250,000 minus the total amount of insurance in force with ANLIC and its affiliates, but not less than zero.
As used above, total amount of insurance includes any amounts payable under any Accidental Death Benefit provision.

PREMIUMS
No insurance will take effect before the minimum initial premium payment is received by ANLIC in federal funds. Subsequent premiums are payable at ANLIC's Administrative Office. A Policy Owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charge, the Policy may have a zero Net Cash Surrender Value and lapse. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. ANLIC reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Administrative Office, although ANLIC reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value. (See the section on Duration of the Policy.) Even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)


                                EXECUTIVE SELECT
                                       25

PREMIUM LIMITS. ANLIC's current minimum premium limit is $45, $15 if paid by automatic bank draft. ANLIC currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. ANLIC reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, ANLIC will accept only that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. ANLIC may require additional evidence of insurability if any premium payment would result in an increase in the Policy's net amount at risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy Owner, an additional premium payment may be required. ANLIC will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE
ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy Owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Administrative Office. If there is any Outstanding Policy Debt at the time of a payment, ANLIC will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

The initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections made in the application. When state or other applicable law or regulation requires return of at least the premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in the application. Premium payments received by ANLIC prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by ANLIC for the period from the date the payment has been converted into federal funds and is available to ANLIC. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy Owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT
LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment. The Grace Period is 61 days from the date ANLIC mails a notice that the Grace Period has begun. ANLIC will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with ANLIC.

The notice will specify the premium required to keep the Policy in force. The required premium will equal the amount necessary to cover the Monthly Deductions and Percent of Premium Charges for the three Policy Months after commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Insured dies during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)


                                EXECUTIVE SELECT
                                       26

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period. We will reinstate the Policy based on the Insured's risk class at the time of the reinstatement.

Reinstatement is subject to the following:
     (1) Evidence of insurability of the Insured satisfactory to ANLIC (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4)  The minimum premium required at reinstatement is:
          (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; plus
          (b)  three times the current Monthly Deduction.

The  amount  of  Accumulation  Value on the date of  reinstatement  will  equal:
     (1) The amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2)  The premium paid at reinstatement, less
     (3)  The Percent of Premium Charge.

If any Outstanding Policy Debt is reinstated, that debt will be held in ANLIC's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by ANLIC of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate  ANLIC for:
(1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and
(4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below. The charges are determined by us according to our expectations of future experience for mortality, lapse, interest and expenses. If our expectations of future experience for mortality, lapse, interest and expenses change, we may increase or decrease charges where permitted by the Policy, but we will never charge more than the maximum amount specified in the Policy. Any change in the charges will apply to all Insureds of the same age, gender, and risk class and whose Policies have been in effect for the same length of time.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE. A deduction of up to 5.0% of the premium is made from each premium payment; currently the charge is 3.0%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain Policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters .) ANLIC does not expect to derive a profit from the Percent of Premium Charge. If you Surrender the Policy in the first two Policy Years, we will refund a portion of the Percent of Premium Charge deducted in the first Policy Year. The applicable portion is 100% in the first Policy Year and 50% in the second Policy Year.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate ANLIC for administrative expenses and insurance provided. These charges will be allocated from the Investment Options in accordance with your instructions. If no instructions are given the charges will be allocated pro-rata among the Investment Options. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate ANLIC for the ordinary administrative expenses expected to be incurred in connection with a Policy, we deduct an Administrative Expense Charge based on the Specified Amount and the Policy duration. Currently, the per Policy charge is $15 per month in the first Policy Year and $7 per month thereafter. The per Policy portion of the Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $15 per month in the first Policy Year and $12 per month thereafter. During

                                EXECUTIVE SELECT
                                       27
the first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. The current charge per $1000 is the same as the maximum charge. (See the Policy Schedule for rates.)

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. ANLIC will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the Net Amount at Risk for each Policy Month. The net amount at risk on any Monthly Activity Date is based on the amount by which the Death Benefit which would have been payable on that Monthly Activity Date exceeds the Accumulation Value on that date.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rates are based on the Insured's gender, Issue Age, Policy duration and risk class. The rates will vary depending upon tobacco use and other risk factors. For the initial Specified Amount, the Cost of Insurance Rates will not exceed those shown in the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the schedule pages of the Policy. These guaranteed rates are based on the Insured's Attained Age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female
Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard Insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to an Insured to reflect higher mortality risk. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

The Cost of Insurance Rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

If the rating class for any increase in the Specified Amount is not the same as the rating class at issue, the Cost of Insurance Rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the Cost of Insurance Rate, as discussed earlier.

The actual charges made during the Policy year will be shown in the annual report delivered to Policy Owners.

RATING CLASS. The rating class of the Insured will affect the Cost of Insurance Rate. ANLIC currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than Insureds in a rating class with higher mortality risks.

TRANSFER CHARGE. Currently there is no charge for transfers among the Investment Options in excess of 15 per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate ANLIC for the costs of processing the transfer. Since the charge reimburses ANLIC only for the cost of processing the transfer, ANLIC does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate ANLIC for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). A partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT
A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account I to compensate ANLIC for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account I is currently at the rate of 0.002050% (equivalent to an annual rate of 0.75%) for Policy Years 1-15 and will not exceed 0.95% annually. After the fifteenth Policy Year the daily charge will be applied at the rate of 0.000820% (equivalent to an annual rate of 0.30%) and will not exceed 0.50% annually. The daily charge will be deducted from the net asset value of Separate Account I, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the

                                EXECUTIVE SELECT
                                       28
applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

ANLIC believes that this level of charge is within the range of industry practice for comparable flexible premium variable universal life policies. The mortality risk assumed by ANLIC is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account I on a daily basis. This charge is applied at a rate of 0.000409% (equivalent to 0.15% annually). The rate of this charge will never exceed 0.15% annually. No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

FUND EXPENSE SUMMARY
In addition to the charges against Separate Account I described just above, management fees and expenses will be assessed by Alger, Bankers Trust, Calvert, Fidelity, FTVIP, Neuberger Berman, Oppenheimer, and Van Eck against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below relating to the Funds was provided to ANLIC by the Funds and ANLIC has not independently verified such information. Each of the Funds is managed by an investment advisory organization that is not affiliated with ANLIC. Each such organization is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. The amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 1998, was as follows:

                                 PORTFOLIO ANNUAL EXPENSES
                (EXPRESSED AS A PERCENTAGE OF NET ASSETS OF EACH PORTFOLIO)


                                                                                                TOTAL
                                                                                             (REFLECTING
               PORTFOLIO                                OTHER        TOTAL        WAIVED,       WAIVERS,
                                        MANAGEMENT     EXPENSES    PORTFOLIO    REIMBURSED  REIMBURSEMENTS,
                                           FEES                     ANNUAL        AND/OR        AND/OR
                                                                   EXPENSES        PAID        INDIRECT
                                                                                INDIRECTLY     PAYMENTS,
                                                                                                IF ANY)
-------------------------------------  -------------  ----------  ------------ ------------- -------------
Alger American Growth Portfolio            0.75%        0.04%        0.79%          --           0.79%
Alger American MidCap Growth               0.80%        0.04%        0.84%          --           0.84%
  Portfolio
Alger American Small Capitalization        0.85%        0.04%        0.89%          --           0.89%
  Portfolio
Calvert Social Money Market Portfolio      0.50%        0.16%        0.66%         0.03%         0.63%
Calvert Social Small Cap Growth            1.00%        0.33%        1.33%         0.21%         1.12%
  Portfolio
Calvert Social Mid Cap Growth              0.90%        0.16%        1.06%         0.05%         1.01%(1)
   Portfolio
Calvert Social International Equity        1.10%        0.70%        1.80%         0.24%         1.56%(2)
  Portfolio
Calvert Social Balanced Portfolio          0.70%        0.18%        0.88%         0.02%         0.86%(1)
[Bankers Trust, Fidelity, FTVIP
portfolio expenses for 1999
will be listed here]


                                EXECUTIVE SELECT
                                       29




Neuberger Berman Advisers                                                           --           0.76%
Management Trust Limited  Maturity         0.65%        0.11%        0.76%
   Bond Portfolio
Neuberger Berman Advisers                  0.83%        0.09%        0.92%          --           0.92%
   Management Trust Growth Portfolio
Neuberger Berman Advisers
   Management Trust Partners Portfolio
Oppenheimer Aggressive Growth              0.69%        0.02%        0.71%          --           0.71%
   Fund/VA
Oppenheimer Capital Appreciation           0.72%        0.03%        0.75%          --           0.75%
   Fund/VA
Oppenheimer Main Street Growth &           0.74%        0.05%        0.79%          --           0.79%
   Income Fund/VA
Oppenheimer High Income Fund/VA            0.74%        0.04%        0.78%          --           0.78%
Oppenheimer Strategic Bond Fund/VA         0.74%        0.06%        0.80%          --           0.80%
Van Eck Worldwide Hard Assets Fund         1.00%        0.20%        1.20%        0.04%(3)       1.16%


(1) Expenses have been restated to reflect expenses expected to be incurred in 1999.
(2) Net expenses include a voluntary reimbursement made by the Advisor of 0.15% for administrative service fees.
(3) Expense is reduced to 1.16% by the directed brokerage and custodian fee arrangement.

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

ANLIC may receive administrative fees from the investment advisers of certain Funds. ANLIC currently does not assess a separate charge against Separate Account I or the Fixed Account for any federal, state or local income taxes. ANLIC may, however, make such a charge in the future if income or gains within Separate Account I will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of ANLIC changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by ANLIC. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from ANLIC.

CONTROL OF POLICY. The Policy Owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy Owner. If the Policy Owner is a natural person, upon the death of the Policy Owner, all rights, options, and privileges pass to any successor-owner or owners, if living; otherwise to the estate of the last Policy Owner to die.


BENEFICIARY. Policy Owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Insured, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiaries of the next class; otherwise to the Policy Owner; otherwise to the estate of the Policy Owner, if a natural person.


                                EXECUTIVE SELECT
                                       30

CHANGE OF BENEFICIARY The Policy Owner may change the Beneficiary by written request at any time during the Insured's lifetime unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Administrative Office. ANLIC will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy Owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with ANLIC at its Administrative Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Administrative Office, and ANLIC will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to ANLIC and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated Beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Insured, the Death Benefit Proceeds shall be paid in one sum to the Policy Owner. If the Policy Owner is a natural person and is no longer living, the Death Benefit Proceeds shall be paid to any successor-owner, if living; otherwise to the Policy Owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. ANLIC cannot contest the Policy or reinstated Policy during the Insured's lifetime after it has been in force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, ANLIC cannot contest an increase in the Specified Amount or addition of a rider during the Insured's lifetime, after such increase or addition has been in force for two years from its effective date. However, this two year provision shall not apply to riders with their own contestability provision.

MISSTATEMENT OF AGE AND GENDER. If the age or gender of the Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the Insured's correct age or gender. The Death Benefit Proceeds will be adjusted correspondingly.

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If the Insured, while sane or insane, commits suicide within two years after the Policy Date, ANLIC will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If the Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, ANLIC's liability with respect to such increase will only be its total Cost of Insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy Owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account I's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy Owner's bank.

REPORTS AND RECORDS. ANLIC will maintain all records relating to the Separate Account I and will mail to the Policy Owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy Owner may receive confirmation of such transactions in their quarterly statements. The Policy Owner should review the information in these statements carefully. All errors or corrections


                                EXECUTIVE SELECT
                                       31
must be reported to ANLIC immediately to assure proper crediting to the Policy. ANLIC will assume all transactions are accurately reported on quarterly statements unless ANLIC is notified otherwise within 30 days after receipt of the statement. The Policy Owner will also be sent a periodic report for the Funds and a list of the portfolio securities held in each portfolio of the Funds.

ADDITIONAL INSURANCE BENEFITS (RIDERS.) Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction. (See the section on Charges From Accumulation Value--Monthly Deduction.)

     TERM COVERAGE RIDER. You may increase the total coverage by adding a term insurance rider, at issue, on the Insured person's life. The death benefit provided by the rider adjusts over time.

     If you purchase this rider, the total specified amount is the total of the specified amount for the base Policy plus the specified amount for this rider. We generally restrict the total specified amount at issue to an amount not more than ten times the base Policy specified amount. For example, if the base Policy specified amount is $100,000, then the maximum total specified amount we allow is $1,000,000.

     The death benefit for the term insurance rider is the difference between the total death benefit and the base Policy death benefit. (See the section on Death Benefit Options.) The total death benefit depends upon which Death Benefit option is in effect. If Option A is in effect, the total death benefit is the greater of (1) the total specified amount, or (2) the Accumulation Value multiplied by the appropriate Death Benefit percentage. If Option B is in effect, the total death benefit is the greater of (1) the total specified amount plus the Accumulation Value, or (2) the Accumulation Value multiplied by the appropriate Death Benefit percentage.

     Over time, it is possible that the base Policy Death Benefit could grow and cause a corresponding reduction in the term rider death benefit. If the base Policy Death Benefit becomes equal to the total death benefit, the term rider death benefit drops to zero, but it will never be less than zero. Even if the death benefit for the rider is reduced to zero, the rider remains in effect until you remove it from the Policy. Therefore, if later the base Policy death benefit is reduced below the total death benefit, the rider death benefit reappears to maintain the total death benefit.

     There is no defined premium for a given amount of term insurance coverage. Instead, we deduct a monthly cost of insurance charge from the Accumulation Value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the Insured's gender, Issue Age, Policy duration ,and risk class. The monthly maximum cost of insurance rates for this rider will be in the Policy.

     Subject to certain limitations, after the first Policy Year you may decrease the specified amount for this rider. The specified amount remaining in force for this rider after any requested decrease may not be less than $50,000. You may terminate all coverage under this rider at any time after the first Policy Year. You may not increase the specified amount of this rider nor add this rider to your Policy after issue. Coverage under this rider is not convertible.

You may select only one of the following riders:

     WAIVER OF MONTHLY DEDUCTIONS ON DISABILITY RIDER. This rider provides for the waiver of Monthly Deductions for the Policy and all riders while the Insured is disabled.

     TOTAL DISABILITY RIDER. This rider provides for the payment by ANLIC of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy Owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value.



                                EXECUTIVE SELECT
                                       32

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is The Advisors Group, Inc. ("TAG"), a second tier wholly owned subsidiary of Acacia Life Insurance Company and an affiliate of ANLIC. TAG is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). ANLIC pays TAG for acting as the principal underwriter under an Underwriting Agreement.

TAG offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. TAG also serves as principal underwriter for ANLIC's variable annuities and variable life contracts. It also has executed selling agreements with a variety of mutual funds, issuers of unit investment trusts, and direct participation programs.

The Policies are sold through Registered Representatives of TAG or other broker-dealers which have entered into selling agreements with ANLIC or TAG. These Registered Representatives are also licensed by state insurance officials to sell ANLIC's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD. In 1999, TAG received gross variable universal life compensation of $_____ and retained $_____ in underwriting fees, and $_____ in brokerage commissions on ANLIC's variable universal life policies.

Under these selling agreements, ANLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of .50% of the Accumulation Value beginning in the sixth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, ANLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered
Representatives who meet certain production standards may receive additional compensation. ANLIC may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of ANLIC or any of its affiliates, employees and registered representatives of any broker dealer that has entered into a sales agreement with ANLIC or TAG and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

ADMINISTRATION

ANLIC has contracted with Ameritas Life Insurance Corp. ("Ameritas"), having its principal place of business at 5900 "O" Street, Lincoln, Nebraska 68501 for it to provide ANLIC with certain administrative services for the flexible premium variable life policies. Ameritas is an affiliate of ANLIC and a member of the Ameritas Acacia family of companies. Pursuant to the terms of a Service Agreement, Ameritas will act as record keeping Service Agent for the policies and riders for an initial term of three years and any subsequent renewals thereof. Ameritas under the direction of ANLIC will perform Administrative functions including issuance of policies for reinstatement, term conversion, plan changes and guaranteed insurability options, generation of billing and posting of premium, computation of valuations, calculation of benefits payable, maintenance of administrative controls over all activities, correspondence, and data, and providing management reports to ANLIC.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes (See discussion in the section on Percent of Premium Charge). This discussion is based upon ANLIC's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. ANLIC makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insured, Policy Owner or Beneficiary may be altered.

                                EXECUTIVE SELECT
                                       33

(1) TAXATION OF ANLIC. ANLIC is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account I is not a separate entity from ANLIC, and its operations form a part of ANLIC, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account I are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. ANLIC believes that Separate Account I net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

     ANLIC does not currently expect to incur any federal income tax liability attributable to Separate Account V with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account V for federal income taxes. If, however, ANLIC determines that it may incur such taxes attributable to Separate Account V, it may assess a charge for such taxes against Separate Account V.

     ANLIC may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account V. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account V, if any, may be assessed against Separate Account V.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. ANLIC believes that the Policy meets the statutory definition of a life insurance contract. If the Death Benefit of a Policy is changed, the applicable defined limits may change. In the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy Owners in order for the Policy to continue complying with the
     Section 7702 defined limits on premiums and Accumulation Values, such distributions may be taxable in whole or in part as ordinary income to the Policy Owner (to the extent of any gain in the Policy) as prescribed in
     Section 7702.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

     Certain benefits the Policy Owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. Should the Policy become a "modified endowment contract" partial withdrawals, full Surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of any gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer becomes disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by ANLIC within 60 days after the Policy Anniversary Date will reduce the premiums paid to avoid the Policy becoming a modified endowment contract. All modified endowment policies issued by ANLIC to the same Policy Owner in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of Separate Account I to be "adequately diversified" in order for the


                                EXECUTIVE SELECT
                                       34

     Policy to be treated as a life insurance contract for federal tax purposes. If the Policy is not treated as life insurance because it fails the diversification requirements, the Policy Owner is then subject to federal income tax on gain in the Policy as it is earned. Separate Account I, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     While Calvert, an ANLIC affiliate, is the trust for certain of the portfolios, ANLIC does not have control over any of the Funds or their investments. However, ANLIC believes that the Funds will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, ANLIC believes that the Policy will be treated as a life insurance contract for federal tax purposes.

     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a separate account. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, ANLIC reserves the right to modify the Policy as necessary to prevent the Policy Owner from being considered the owner of the assets of Separate Account V or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. ANLIC believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, ANLIC believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code and the Policy Owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its actual Surrender. However, in the event of certain cash distributions under the Policy resulting from any change which reduces future benefits under the Policy, the distribution may be taxed in whole or in part as ordinary income (to the extent of gain in the Policy.) See previous discussion on Tax Status of the Policy. In addition, certain exceptions apply to the general rule that death benefit proceeds are non-taxable. Federal, state, and local tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner and Beneficiary.

     ANLIC also believes that loans received under a Policy will be treated as debt of the Policy Owner and that no part of any loan under a Policy will constitute income to the Policy Owner so long as the Policy remains in force, unless the Policy becomes a "modified endowment contract." See discussion of modified endowment contract distributions in the section on Tax Status of the Policy. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

     Except for policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps and debt limits, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repealed the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for then existing debt are included in the Health Insurance Act. The transitional rules included a phase-out of the deduction for debt incurred (1) before January 1, 1996, or
     (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurred over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA '97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). Any material change in a policy (including a material increase in the death benefit) may cause the policy to be treated as a new policy for purposes of this rule. TRA '97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA '97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy

                                EXECUTIVE SELECT
                                       35
     cash values. This disallowance generally does not apply to policies owned by natural persons. BUSINESSES CONTEMPLATING THE PURCHASE OF A NEW POLICY OR A CHANGE TO AN EXISTING POLICY SHOULD CONSULT A QUALIFIED TAX ADVISOR REGARDING THE TAX IMPLICATIONS OF THESE RULES FOR THEIR PARTICULAR SITUATIONS.

     The right to change Policy Owners (See the section on General Provisions.) and the provision for partial withdrawals (See the section on Partial Withdrawals.) may have tax consequences depending on the circumstances of such exchange, change, or partial withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis") that are not treated as previously withdrawn by the Policy Owner, the excess generally will be taxed as ordinary income.

     Federal, state and local tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy Owner or Beneficiary. In addition, the tax consequences of using the Policy in non-qualified deferred compensation, salary continuance, split-dollar insurance, and executive bonus plans may vary depending on the particular facts and circumstances of the arrangement. Further, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. The advice of qualified tax counsel should be sought in connection with use of life insurance in non-qualified or qualified plans.

     YOU SHOULD CONSULT QUALIFIED TAX AND/OR LEGAL ADVISORS TO OBTAIN COMPLETE INFORMATION ON FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS APPLICABLE TO YOUR PARTICULAR SITUATION

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

ANLIC holds the assets of Separate Account I. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. ANLIC maintains records of all purchases and redemptions of Funds' shares by each of the Subaccounts.

THIRD PARTY SERVICES

ANLIC is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. Except for Model Asset Allocation Programs (which include automatic rebalancing) offered through Ibbotsen Associates (See Appendix B.), ANLIC does not engage third parties to offer such services. In certain cases, ANLIC has agreed to honor transfer instructions from other such services where it has received powers of attorney, in a form acceptable to it, from the Policy Owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with ANLIC for the sale of Policies. ANLIC takes no responsibility for the investment allocations and transfers transacted on a Policy Owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy Owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

ANLIC is the legal holder of the shares held in the Subaccounts of Separate Account I and as such has the right to vote the shares, to elect Directors of the Funds, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, ANLIC will vote all shares of each of the Funds held in Separate Account I at regular and special shareholder meetings of the Funds according to instructions received from Policy Owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy Owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy Owners are received and Fund shares held in each Subaccount which do not support Policy Owner interests will be voted by ANLIC in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, ANLIC may elect to vote shares of the Fund in its own right.

                                EXECUTIVE SELECT
                                       36

DISREGARD OF VOTING INSTRUCTION. ANLIC may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Funds' portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Funds. In addition, ANLIC itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Funds, if ANLIC reasonably disapproves those changes in accordance with applicable federal regulations. If ANLIC does disregard voting instructions, it will advise Policy Owners of that action and its reasons for the action in the next annual report or proxy statement to Policy Owners.

STATE REGULATION OF ANLIC

ANLIC, a stock life insurance company organized under the laws of Virginia, is subject to regulation by the Virginia Department of Insurance. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of ANLIC and Separate Account I as of December 31 of the preceding year must be filed with the Virginia Department of Insurance. Periodically, the Virginia Department of Insurance examines the liabilities and reserves of ANLIC and Separate Account I.

In addition, ANLIC is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF ANLIC

This list shows name and position(s) with ANLIC followed by the principal occupations for the last five years. Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

CHARLES T. NASON, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER*
Vice Chairman of Board and President, Director: Ameritas Acacia Mutual Holding Company
Vice Chairman of Board and President, Director: Ameritas Holding Company Chairman of the Board and Chief Executive Officer: Acacia Life Insurance Company Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.

ROBERT W. CLYDE, PRESIDENT AND CHIEF OPERATING OFFICER*
Executive Vice President, Director: Ameritas Acacia Mutual Holding Company Executive Vice President, Director: Ameritas Holding Company
President and Chief Operating Officer: Acacia Life Insurance Company
Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.

HALUK ARITURK, SENIOR VICE PRESIDENT, PRODUCT MANAGEMENT AND ADMINISTRATION** Senior Vice President, Product Management and Administration: Acacia Life Insurance Company
Executive Vice President, Ameritas Acacia Shared Services Center: Ameritas Life Insurance Corp.
Formerly: Senior Vice President, Operations and Chief Actuary: Acacia Life Insurance Company.

JOANN M. MARTIN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, DIRECTOR** Senior Vice President, Chief Financial Officer and Corporate Treasurer: Ameritas Acacia Mutual Holding Company and Ameritas Holding Company
Senior Vice President and Chief Financial Officer: Acacia Life Insurance Company Senior Vice President - Controller and Chief Financial Officer: Ameritas Life Insurance Corp.
Also serves as officer and /or director of subsidiaries and/or affiliates of Ameritas Life Insurance Corp.

BRIAN J. OWENS, SENIOR VICE PRESIDENT, CAREER DISTRIBUTION*
Senior Vice President, Career Distribution: Acacia Life Insurance Company;
Director: The Advisors Group, Inc.


                                EXECUTIVE SELECT
                                       37

BARRY C. RITTER, SENIOR VICE PRESIDENT AND CHIEF INFORMATION OFFICER** Senior Vice President and Chief Information Officer, Acacia Life Insurance Company
Senior Vice President - Information Services: Ameritas Life Insurance Corp.

ROBERT-JOHN H. SANDS, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY*
Senior Vice President and General Counsel: Ameritas Acacia Mutual Holding
Company
Senior Vice President and General Counsel: Ameritas Holding Company
Senior Vice President, General Counsel and Corporate Secretary: Acacia Life Insurance Company
Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.

JANET L. SCHMIDT, SENIOR VICE PRESIDENT, HUMAN RESOURCES*
Senior Vice President and Director of Human Resources: Ameritas Acacia Mutual Holding Company
Senior Vice President and Director of Human Resources: Ameritas Holding Company Senior Vice President, Human Resources: Acacia Life Insurance Company

RICHARD W. VAUTRAVERS, SENIOR VICE PRESIDENT AND CORPORATE ACTUARY** Senior Vice President and Corporate Actuary: Ameritas Life Insurance Corp. Senior Vice President and Corporate Actuary: Acacia Life Insurance Company

WILLIAM W. LESTER, VICE PRESIDENT AND TREASURER**
Treasurer:  Ameritas Life Insurance Corp.
Also serves as officer of subsidiaries of Ameritas Life Insurance Corp. Vice President and Treasurer, Acacia Life Insurance Company

RENO J. MARTINI, DIRECTOR***
Senior Vice President, Calvert Group, Ltd.

* The principal business address of each person is Acacia National Life Insurance Company, 7315 Wisconsin Avenue, Bethesda, Maryland 20814.

**The principal business address of each person is Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

*** The principal business address of each person is Calvert Group, Ltd., 4550 Montgomery Avenue, Bethesda, Maryland 20814.

LEGAL MATTERS

All matters of Virginia law pertaining to the Policies, including the validity of the Policy and ANLIC's right to issue the Policy under Virginia Insurance Law, have been passed upon by Robert-John H. Sands, Senior Vice President and General Counsel of ANLIC.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account I is a party or to which the assets of the Separate Account I are subject. ANLIC is not involved in any litigation that is of material importance in relation to its total assets or that relates to Separate Account I.

EXPERTS

Actuarial   matters   included  in  this   prospectus   have  been  examined  by
_____________________ of Ameritas Life Insurance Corp., as stated in the opinion filed as an exhibit to the registration statement.

                                EXECUTIVE SELECT
                                       38

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account I, ANLIC and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of ANLIC _____________ should be considered only as bearing on the ability of ANLIC to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account I.





                                EXECUTIVE SELECT
                                       39

Appendix A

                                  ILLUSTRATIONS

The following tables indicate how the Accumulation Value and Death Benefit Proceeds vary with the investment experience of the Funds and differences between the maximum and current costs of the Policy. The tables show how the Accumulation Value and Death Benefit Proceeds of a Policy, issued to an Insured of a certain age with regular annual premiums, differ over time if the investment return on the assets of each portfolio were a uniform annual rate of 0%, 8% and 12%. The tables beginning on page A-2 illustrate a Policy issued to a male, age 35, under a standard non-tobacco rate class. The Accumulation Value and Death Benefit Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years. The values also assume that no loans or partial withdrawals are made by the Policy Owner.

The columns headed Maximum Charges reflect that throughout the life of the Policy the monthly charge for the Cost of Insurance is based on the maximum level permitted under the Policy, a Percent of Premium Charge of 5.0%, a monthly Administrative Expense Charge of $15 for the first Policy Year and $12 each month thereafter, a daily Asset-Based Administrative Expense Charge equal to an annual rate of .15%, and a daily Mortality and Expense Risk Charge equal to an annual rate of .95% for the first fifteen Policy Years and .50% each year thereafter. The columns headed Current Charges assume that, throughout the life of the Policy, the monthly Cost of Insurance is based on the current Cost of Insurance Rate, a Percent of Premium Charge of 3.0%, a monthly Administrative Expense Charge of $15 for the first Policy Year and $7 each month thereafter, a daily Asset-Based Administrative Expense Charge equal to an annual rate of .15%, and a daily Mortality and Expense Risk Charge equal to an annual rate of .75% and .30% each year thereafter.

The amounts shown in the tables for Accumulation Value and Death Benefit Proceeds reflect that the net investment return of the portfolios is lower than the gross return listed due to investment advisory and other fees of the Funds. The Policy values reflect a daily investment advisory fee and expenses at an annual rate of .95% which represents an average charge for all the portfolios. After a deduction of these amounts, the illustrated gross investment rates of 0%, 8%, and 12% correspond to approximate net annual rates of -1.85%, 6.15% and 10.15% respectively.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account I, since ANLIC is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 8% and 12% by an amount to cover the tax charges to produce the Death Benefit Proceeds and Accumulation Value illustrated (See, Federal Tax Considerations).

The tables illustrate the Policy values that would result based upon hypothetical investment rates and premium payment schedules, if all Net Premiums are allocated to Separate Account I and if no Policy loans, partial withdrawals or changes in benefits are applied for. Upon request, ANLIC will provide a comparable illustration based upon the Insured's age, gender, rate class, face amount or premium schedule requested, and additional benefits. For unisex policies, ANLIC will supply such illustrations without regard to the Insured's gender. ANLIC reserves the right to charge a fee not to exceed $25 for this service.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35    Non-Tobacco     Riders: NONE    Option A  Face amount: $250,000
--------------------------------------------------------------------------------
                 0.00 % Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                    Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained    Annual    Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838




THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35   Non-Tobacco      Riders: NONE    Option A  Face amount: $250,000
--------------------------------------------------------------------------------
                 8.0% Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                  Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained    Annual   Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35    Non-Tobacco     Riders: NONE    Option A  Face amount: $250,000
--------------------------------------------------------------------------------
                 12.0 % Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                    Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained   Annual    Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838




THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35    Non-Tobacco     Riders: NONE    Option B  Face amount: $250,000
--------------------------------------------------------------------------------
                 0.00 % Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                    Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained    Annual   Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838




THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35    Non-Tobacco     Riders: NONE    Option B  Face amount: $250,000
--------------------------------------------------------------------------------
                 8.0% Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                    Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained    Annual   Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838




THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                 EXECUTIVE SELECT FLEXIBLE PREMIUM VARIABLE LIFE
Prepared for: John Doe                                Annual Premium:   $  1,838
MALE   Age 35    Non-Tobacco     Riders: NONE    Option B  Face amount: $250,000
--------------------------------------------------------------------------------
                 12.0 % Hypothetical Gross Annual Rate of Return
--------------------------------------------------------------------------------

                                     Current Charges         Maximum Charges
--------------------------------------------------------------------------------
End of  Attained    Annual    Accumulation Surrender  Death    Surrender   Death
  Year    Age      Premium      Value      Value     Benefit    Value    Benefit
-------------------------------------------------------------------------------
   1     36        1,838
--------------------------------------------------------------------------------
   2     37        1,838
--------------------------------------------------------------------------------
   3     38        1,838
--------------------------------------------------------------------------------
   4     39        1,838
--------------------------------------------------------------------------------
   5     40        1,838
--------------------------------------------------------------------------------
   6     41        1,838
--------------------------------------------------------------------------------
   7     42        1,838
--------------------------------------------------------------------------------
   8     43        1,838
--------------------------------------------------------------------------------
   9     44        1,838
--------------------------------------------------------------------------------
   10    45        1,838
--------------------------------------------------------------------------------
   11    46        1,838
--------------------------------------------------------------------------------
   12    47        1,838
--------------------------------------------------------------------------------
   13    48        1,838
--------------------------------------------------------------------------------
   14    49        1,838
--------------------------------------------------------------------------------
   15    50        1,838
--------------------------------------------------------------------------------
   16    51        1,838
--------------------------------------------------------------------------------
   17    52        1,838
--------------------------------------------------------------------------------
   18    53        1,838
--------------------------------------------------------------------------------
   19    54        1,838
--------------------------------------------------------------------------------
   20    55        1,838
--------------------------------------------------------------------------------
   25    60        1,838
--------------------------------------------------------------------------------
   30    65        1,838
--------------------------------------------------------------------------------
   31    66        1,838



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER AND THE DIFFERENT INVESTMENT RATE OF RETURN FOR THE FUND PORTFOLIOS. THE DEATH BENEFIT AND ACCUMULATION VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY ANLIC OR THE FUNDS THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR OVER A PERIOD OF TIME.

Appendix B

                         AUTOMATIC REBALANCING PROGRAMS


To assist the Policy Owner in making a premium allocation decision among Subaccounts, ANLIC offers automatic transfer programs. These programs are designed to meet individual needs of the Policy Owner and are not guaranteed to improve performance of the Policy.

The Policy Owner may elect the Automatic Rebalancing Program which will adjust values in the Subaccounts to align with a specific percentage of total value in Separate Account I. By placing a written allocation election form on file with ANLIC, the Policy Owner may have amounts automatically transferred from the Subaccounts on either a quarterly, semi-annual or annual basis.

The Policy Owner chooses the percentages to be used under the Automatic Rebalancing Program. To assist the Policy Owner, TAG representatives offer a service created by Ibbotson Associates to match the Policy Owner's risk tolerance and investment objectives with a model Subaccount percentage allocation formula. To use this service, the Policy Owner first completes a questionnaire about risk tolerance and Policy performance objectives. The TAG representative uses the completed responses to match the Policy Owner's needs to one of ten different model percentage allocation formulas designed by Ibbotson. The Policy Owner may then elect to follow the recommended percentage allocation formula, or select a different formula.

Ibbotson Associates provides a valuable service to a Policy Owner who seeks to follow the science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of portfolio performance. Asset allocation combines the concepts of asset-liability management, mean-variance optimization, simulation and economic forecasting. Its objectives are to match asset classes and strategies to achieve better returns, to reduce volatility and to attain specific goals such as avoidance of interest rate or market risk.

Appendix C

ACACIA NATIONAL LIFE INSURANCE COMPANY LOGO

EMPLOYEE BENEFIT PLAN
INFORMATION STATEMENT
ERISA COVERED PLANS

or Purchasers of a Policy for use in connection with a plan (including, among others, 401(a) pension or profit-sharing plans and certain non-qualified plans) covered by the Employees Retirement Income Security Act ("ERISA"), the purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from Acacia National Life Insurance Company("ANLIC"). This disclosure also describes certain fees and charges under the Executive Select Policy being purchased from the Sales Representative.

The Sales Representative is appointed with ANLIC as its Sales Representative and is a Securities Registered Representative hired to procure and submit to ANLIC applications for contracts, including applications for Executive Select.

Commissions, Fees and Charges

The following commissions, fees and charges apply to an Executive Select ("Policy"):

Sales Commission: ANLIC pays commission to the broker-dealers, which in turn pay commissions to the registered representative who sells this Policy. The commission may equal an amount up to 30% of premium in the first Policy Year and up to 12% of premium in renewal years. Broker-dealers may also receive a service fee up to an annualized rate of .50% of the Accumulation Value beginning in the sixth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, ANLIC may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives who meet certain production standards may receive additional compensation. From time to time, additional sales incentives may be provided to broker-dealers.

Cost of Insurance: A monthly charge for the Policy and any riders. The Cost of Insurance Rates are shown on the Policy Schedule.

Administrative Expense Charge: ANLIC will make a per Policy charge of $15.00 per month (maximum $15.00) during the first Policy Year and $7.00 per month (maximum $12.00) thereafter. This charge is guaranteed not to increase above the maximum. The first ten Policy Years, there is a monthly charge per $1000 of initial Specified Amount. In addition, there is a monthly charge per $1000 of each increase in Specified Amount for ten years from the date of increase. The per $1000 rates for both the initial Specified Amount and each increase vary by Issue Age, gender, and risk class. (See the Policy Schedule for rates.)

Asset-Based Administrative Expense Charge: ANLIC makes a daily charge of the value of the average daily net assets of Separate Account I under the policies equal to an annual rate of 0.15% (maximum 0.15%). This charge is subtracted when determining the daily accumulation unit value. This charge is guaranteed not to increase above the maximum and is designed to reimburse ANLIC for administrative expenses of issuing, servicing and maintaining the policies. ANLIC does not expect to make a profit on this fee. No asset-based administrative expense charge is imposed on the Fixed Account.

Mortality and Expense Risk Charge: ANLIC imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. ANLIC makes a daily charge of the value of the average daily net assets of Separate Account I under the policies equal to an annual rate of 0.75% (maximum 0.95%) in Policy Years 1-15 and

0.30% (maximum 0.50%) thereafter. This charge is subtracted when determining the daily accumulation unit value. ANLIC guarantees that this charge will never increase above the maximum. If this charge is insufficient to cover assumed risks, the loss will fall on ANLIC. Conversely, if the charge proves more than sufficient, any excess will be added to ANLIC's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

Partial and Full Withdrawals: Partial withdrawals may be made, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. A partial withdrawal is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). You may Surrender the Policy at any time for its Net Cash Surrender Value. There is no surrender charge.

Percent of Premium Charge: ANLIC will deduct a percent of premium charge upon receipt of a premium payment. Currently, this charge is 3.0% of the premium paid (maximum 5.0%).

Fund Investment Advisory Fees and Expenses: At the direction of the Policy Owner, Separate Account I purchases shares of Funds which are available for investment under this Policy. The net assets of Separate Account I will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' prospectuses.

INCORPORATION BY REFERENCE

The Registrant, Separate Account I, purchases or will purchase units from the portfolios of these Funds at the direction of its Policy Owners. The prospectuses of these Funds will be distributed with this prospectus and are hereby incorporated by reference. The prospectuses incorporated by reference are as follows:

                             The Alger American Fund
                              SEC File No. 33-21722

                            BT Insurance Funds Trust
                             SEC File No. 333-00479

                          Calvert Variable Series, Inc.
                              SEC File No. 2-80154

                        Variable Insurance Products Fund
                              SEC File No. 2-75010
                       Variable Insurance Products Fund II
                              SEC File No. 33-20773

              Franklin Templeton Variable Insurance Products Trust
                              SEC File No. 33-23493

                   Neuberger Berman Advisers Management Trust
                              SEC File No. 2-88566

                                Oppenheimer Funds
                              SEC File No. 2-931-77

                        Van Eck Worldwide Insurance Trust
                              SEC File No. 33-13019

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Acacia National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                              RULE 484 UNDERTAKING

ANLIC'S By-laws provide as follows:

In the event any action, suit or proceeding is brought against a present or former Director, elected officer, appointed officer or other employee because of any action taken by such person as a Director, officer or other employee of the Company or which he omitted to take as a Director, officer or employee of the Company, the Company shall reimburse or indemnify him for all loss reasonably incurred by him in connection with such action to the fullest extent permitted by ss.13.1-696 through ss.13.1-704 of the Code of Virginia, as is now or hereafter amended, except in relation to matters as to which such person shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of duties as such Director, officer or employee. In case any such suit, action or proceeding shall result in a settlement prior to final judgment and if, in the judgment of the Board of Directors, such person in taking the action or failing to take the action complained of was not grossly negligent or guilty of wilful misconduct in the performance of his duty, the Company shall reimburse or indemnify him for the amount of such settlement and for all expenses reasonably incurred in connection with such action and its settlement. This right of indemnification shall not be exclusive of any other rights to which such person may be entitled.

                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Acacia National Life Insurance Company Separate Account I, certifies that it has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 27th day of January, 2000.

                                         ACACIA NATIONAL LIFE INSURANCE COMPANY
                                                SEPARATE ACCOUNT I, Registrant

                              ACACIA NATIONAL LIFE INSURANCE COMPANY, Depositor


Attest: /s/ Robert-John H. Sands              By:/s/ Charles T. Nason
       -----------------------              -------------------------
           Secretary                            Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Acacia National Life Insurance Company on the dates indicated.



         SIGNATURE                 TITLE                            DATE
         ----------                ------                           -----

/s/ Charles T. Nason          Chairman of the Board             January 27, 2000
--------------------------    and Chief Executive Officer
    Charles T. Nason


/s/ Robert W. Clyde           President and Chief               January 27, 2000
--------------------------    Operating Officer
    Robert W. Clyde


/s/ Robert-John H. Sands      Senior Vice President,            January 27, 2000
--------------------------    General Counsel & Corporate
    Robert-John H. Sands      Secretary



/s/ Haluk Ariturk             Senior Vice President,            January 27, 2000
--------------------------    Product Management and
    Haluk Ariturk             Administration



/s/ JoAnn M. Martin           Senior Vice President,            January 27, 2000
--------------------------    Chief Financial Officer
    JoAnn M. Martin


/s/ Reno J. Martini           Director                          January 27, 2000
--------------------------
    Reno J. Martini

/s/ Brian J. Owens            Senior Vice President,            January 27, 2000
--------------------------    Career Distribution
    Brian J. Owens


/s/ Janet L. Schmidt          Senior Vice President,            January 27, 2000
--------------------------    Human Resources
    Janet L. Schmidt


/s/ Barry C. Ritter           Senior Vice President             January 27, 2000
--------------------------    and Chief Information Officer
    Barry C. Ritter


/s/ Richard W. Vautravers     Senior Vice President             January 27, 2000
--------------------------    and Corporate Actuary
    Richard W. Vautravers

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus  consisting of 49 pages.
The  undertaking  to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
The signatures.
Written consents of the following:
(a) (actuary)
(b) Robert-John H. Sands
(c) (auditors)
The Following Exhibits:

1. The Following exhibits correspond to those required by paragraph IX A of the instructions as to exhibits in Form N- 8B-2.
(A)(1) Board Resolution Establishing Separate Account I /1
(A)(2) Not applicable
(A)(3)(a) Underwriting Agreement between The Advisors Group, Inc. and Acacia National Life Insurance Company /2
(A)(3)(b) Form of Selling Agreement /3
(A)(3)(c) Form of Commission Schedule -To be filed by later amendment
(A)(4) Not Applicable
(A)(5)(a) Form of Policy -To be filed by later  amendment
(A)(5)(b) Form of Policy  Riders -To be filed by later  amendment
(A)(6) Certificate of Organization of Acacia National Life Insurance Company /4
(A)(6) Bylaws of Acacia National Life Insurance Company /4
(A)(7) Not applicable
(A)(8)(a) Participation Agreement Alger American Fund /1
(A)(8)(b) Participation Agreement Calvert Variable Series, Inc. /1
(A)(8)(d) Participation Agreement Neuberger Berman Advisers Management Trust /1
(A)(8)(e) Participation Agreement Oppenheimer Variable  Account  Funds /4
(A)(8)(g) Participation  Agreement Van Eck Worldwide Hard Assets Fund /1
(A)(9) Not Applicable
(A)(10) Form of Application for Policy - To be filed by later amendment

2. (a)(b) Opinion and Consent of Robert-John H. Sands Senior Vice President and General Counsel
3. No financial statements will be omitted from the final Prospectus pursuant to Instruction 1(b) or (c) or Part I.
4. Not applicable.
5. Not applicable.
7. (a)(b)  Opinion and  Consent of actuary  - To be filed by later  amendment
8. Consent of Independent Auditors - To be  filed  by  later  amendment
9. Not applicable.

/1 Incorporated by reference to the Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Life Insurance Company Separate Account (File No. 33-90208), filed on October 11, 1995.

/2 Incorporated by reference to the initial Registration Statement for Acacia National Life Insurance Company Separate Account II on Form N-4 ( File No 333 -03963), filed August 26, 1996.

/3 Incorporated by reference to the initial Registration Statement on Form S-6 for Acacia National Life Insurance Company Separate Account (File No. 33-90208), filed on March 10, 1995.

/4 Incorporated by Reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Acacia National Life Insurance Company Separate Account ( File No. 33 -90208), filed on May 1, 1997.



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                                  EXHIBIT INDEX
EXHIBIT

Opinion and Consent of Robert-John H. Sands